UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

GOLDEN STATE VINTNERS, INC.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

38121K208

(CUSIP Number)

Gregory L. Surman

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

This Second Amended Statement (the “Second Amended Statement”) amends the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 26, 2004 (the “Initial Statement”), as subsequently amended, on behalf of Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Doug Bratton and William Hallman, with respect to the Class B Common Stock (the “Class B Stock”) of Golden State Vintners, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 607 Airpark Road, Napa, California 94558. The Initial Statement, as subsequently amended, is incorporated by reference herein. Unless otherwise stated herein, all capitalized terms used in this Second Amended Statement have the same meanings as those set forth in the Initial Statement, as subsequently amended.

Item 3. Source and Amount of Funds or Other Consideration

Annex B is attached to this Second Amended Statement as an amendment and restatement of the Annex B attached to Initial Statement, as subsequently amended.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

O’Neill Acquisition Corp., a Delaware corporation (“Acquiror”), is a wholly owned subsidiary of O’Neill LLC. O’Neill LLC was organized by Jeffrey O’Neill, an individual, for the purpose of purchasing the outstanding equity of the Company by way of a cash merger.

O’Neill LLC, Acquiror, Mr. O’Neill and the Company have entered into an Amended and Restated Agreement and Plan of Merger, dated as of March 23, 2004 (the “Merger Agreement”). The Merger Agreement provides for Acquiror to merge with and into the Company, at which time the separate corporate existence of Acquiror shall cease. According to the terms of the Merger Agreement, each share of the Company issued and outstanding immediately prior to the effective time of the Merger (other than shares to be cancelled and any dissenting shares) shall be converted into the right to receive an amount equal to $7.25 in cash, payable to the holder thereof, without interest. Completion of the Merger is subject to certain conditions as set forth in the Merger Agreement. If the Merger is completed, the Company’s securities will be delisted from the NASDAQ/NMS and the Company will terminate the registration of such shares with the SEC. A copy of the Merger Agreement is attached to this Second Amended Statement as Exhibit 99.5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The following paragraph shall be deleted:

O’Neill LLC has entered into a Voting Agreement (the “Voting Agreement”) dated March 7, 2004 with SBIC, pursuant to which SBIC agreed, among other things, that, during the term of the Voting Agreement, at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company, SBIC shall vote (or cause to be voted) its shares of the Company (i) in favor of the Merger and (ii) against any adverse proposal. SBIC has also agreed to execute a written consent approving the Merger and the Merger Agreement within 30 days of the date of the Voting Agreement. The Voting Agreement and the obligations of SBIC therein may be terminated under certain circumstances, as set forth therein. A copy of the Voting Agreement is attached as Exhibit C to the Merger Agreement attached to this First Amended Statement as Exhibit 99.5.

The above paragraph shall be replaced with the following:

O’Neill LLC entered into a Voting Agreement (the “Voting Agreement) dated March 23, 2004 with SBIC, pursuant to which SBIC agreed, among other things, that, during the term of the Voting Agreement, at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company, SBIC shall vote (or cause to be voted) its shares of the Company (i) in favor of the Merger and (ii) against any adverse proposal. SBIC also agreed to execute a written consent approving the Merger and the Merger Agreement on the thirtieth (30th) calendar day subsequent to the date of the Voting Agreement. The Voting Agreement and the obligations of SBIC therein may be terminated under certain circumstances, as set forth therein. A copy of the Voting Agreement is attached as Exhibit C to the Merger Agreement attached to this Second Amended Statement as Exhibit 99.5.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit No.	Description of Exhibit

99.5

Amended and Restated Agreement and Plan of Merger by and among O’Neill LLC, Acquiror, Jeffrey B. O’Neill and the Company, dated as of March 23, 2004 (including the Escrow Agreement by and among Jeffrey B. O’Neill, the Company and U.S. Bank, dated as of March 7, 2004, as amended, and the Voting Agreement by and between O’Neill LLC and SBIC, dated as of March 23, 2004), filed as Exhibit 2.1 to the Company’s Report on Form 8-K filed with the SEC on March 25, 2004 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Second Amended Statement is true, complete and correct. Jeffrey B. O’Neill has signed this Second Amended Statement on behalf of Jeffrey B. O’Neill, Sterling Management Trust, Peter Mullin and Scott Seligman as the attorney-in-fact.

Dated: March 25, 2004

Jeffrey B. O’Neill

/s/ Jeffrey B. O’Neill

Paul Violich

/s/ Paul Violich

Hank Uberoi

/s/ Hank Uberoi

Sterling Management Trust

Peter Mullin

Scott Seligman

Doug Bratton

/s/ Doug Bratton

William Hallman

/s/ William Hallman

ANNEX B TO SCHEDULE 13D

Investor	Shares of Common Stock of the Company	Cash
Jeffrey B. O’Neill	928,462	$5,001,000
Paul Violich	59,000	4,095,435
Hank Uberoi	343,490	1,856,434
Peter Sterling	20,000	443,558
Peter Mullin	69,572	700,818
Scott Seligman	584,982
Doug Bratton	47,300	271,568
William Hallman		500,000

Total	2,052,806	$12,868,813